TAG Oil Files Second Quarter Results and Announces Proposed Share Consolidation

Vancouver, British Columbia – November 28, 2008 – oil and gas producer and explorer, TAG Oil Ltd. (TSX-V: TAO / OTCBB: TAGOF), announces the filing of the Company’s unaudited consolidated financial statements and the accompanying management’s discussion and analysis for the period ending September 30, 2008, as required pursuant to National Instruments 51-101 and 51-102. Copies of these documents can be obtained electronically at www.sedar.com or through the Company’s website at www.tagoil.com.

Summary of selected financial results:

TAG is pleased to announce that the Company recorded net income of $137,494 (6 months: $928,448) for the second quarter of the 2009 fiscal year compared to a net loss of $673,834 (6 months: $1,585,597) for the comparable period last year.

During the second quarter of the 2009 fiscal year TAG recorded $1.53 million in production revenue which is an increase of 194% from the same quarter last year. For the six month period ending September 30, 2008, the Company recorded production revenue of $3.6 million, compared to $1.68 million for the comparable period last year.

During the second quarter, the Cheal oil field (TAG: 30.5%) produced 37,717 (6 months: 81,424) gross barrels of oil; 41,660 (6 months: 93,000) gross barrels were sold, with oil prices averaging $121 per barrel (6 months: $127 per barrel). Royalty and production costs recorded for the quarter averaged $50 per barrel sold (6 months: $39 per barrel sold), resulting in a net back of approximately $71 per barrel (6 months: $88 per barrel). Net back is calculated by subtracting royalties and operating costs from production revenue.

Daily production rates for the quarter averaged 410 barrels of oil per day (gross); currently the field is producing approximately 450 barrels of oil per day (gross). Cheal A7, which was drilled in the second quarter, has been utilizing a temporary tie-in to the Cheal Plant while production capabilities were monitored. The Cheal joint venture is satisfied that the first quarter of production supports permanent tie-in to the Cheal plant, and construction will begin on that project in early 2009. TAG’s forecast for the field’s gross production going forward remains consistent at approximately 425 barrels of oil per day (gross) over the next quarter. TAG’s focus at Cheal will be addressing the significant fall in oil prices by increasing efficiencies of production and reducing production and general and administrative costs.

TAG Oil CEO, Garth Johnson, said “We are happy to report another profitable quarter however we realize that we have significant challenges ahead of us due to the recent drop in oil prices that are materially affecting our net backs. The recent drop in the New Zealand dollar versus the U.S. dollar has partially offset the changes to oil prices but the Cheal joint venture needs to do more in terms of reducing production costs and making Cheal more efficient.”

TAG also announces that at the Company’s upcoming annual and special meeting of shareholders on December 19, 2008, shareholders will be asked to consider the following matters, among other items:

1.

To approve the consolidation of the Company’s issued and outstanding common shares on the basis of five common shares being consolidated into one common share, or such lower ratio as the directors of TAG may determine appropriate. Any fractional shares remaining after giving effect to the consolidation will be rounded to the nearest whole share.

2.

Upon the consolidation being approved, to approve a name change of the Company to “TAG Oil and Gas Ltd.” or other such name as may be approved by the directors of TAG and that is acceptable to the regulatory authorities, as well as authorizing the required amendments to the Company’s constating documents.

Currently TAG has 89,799,081 common shares issued and outstanding with an additional 1,250,000 shares being prepared for cancellation, leaving a balance of 88,549,081 common shares issued and outstanding. Further shares may be acquired under the Company’s normal course issuer bid currently underway.

In the event the Company’s shareholders approve the consolidation of the Company’s outstanding common shares, on the basis of five common shares being consolidated into one common share, the Company, based on the amount of common shares currently issued and outstanding, would have 17,709,816 common shares outstanding.

TAG Oil CEO, Garth Johnson commented, “In order to position TAG for growth and to enable the Company to access further capital in coming years we need to adapt and restructure TAG to take advantage of the opportunities that we feel will arise as a result of the difficult financial conditions affecting many of our peer companies. Although TAG remains in a strong financial condition, our ability to act on growth opportunities that may present themselves, is limited due to a number of challenges including our low share price, global market conditions and the number of common shares currently issued and outstanding.”

The consolidation is subject to shareholders approval and TSX Venture Exchange acceptance. If approved, the Company’s Board of Directors reserves the right to at any time, in its sole discretion, determine whether or not to proceed with the consolidation without further notice to or approval of the shareholders of the Company.

About TAG Oil Ltd.
TAG Oil Ltd. is an oil and gas producer in the Taranaki Basin, New Zealand. TAG is well funded, debt free and is poised to grow through production, development and exploration drilling on the Company’s high-graded Taranaki exploration acreage.

Contact: Garth Johnson, CEO 1-604-609-3350
Website: http://www.tagoil.com/

Forward Looking Statements:
Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG Oil. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG Oil that the actual results realized in the future will be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements, are set forth in, but are not limited to, filings that the Company and its independent evaluator have made, including the Company's most recent reports in Canada under National Instrument 51-102 and in the United States under Forms 20-F and 6K.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.